September 28, 2008

Natixis Funds Trust II

399 Boylston Street

Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Reich & Tang Asset Management, LLC (“Reich & Tang”) notifies you that it will waive its management fee (and, to the extent necessary, bear other expenses of the Fund listed below) through April 30, 2010 to the extent that the total annual fund operating expenses of each class of the Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes, and organizational and extraordinary expenses, would exceed the following annual rates:

Name of Fund	Expense Cap

September 29, 2008 through April 30, 2010:

Delafield Select Fund	1.40% for Class A shares
2.15% for Class C shares
1.15% for Class Y shares

With respect to the Fund, Reich & Tang shall be permitted to recover operating expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that the Fund’s total annual fund operating expenses fall below the annual rates set forth above. Provided, however, that the Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

During the periods covered by this letter agreement, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” Trustees of the Trust.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Fund shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of Fund expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the above referenced Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Reich & Tang Asset Management, LLC

By:	/s/ Richard De Sanctis
Title:	Executive Vice President & Chief Operating Officer